                                                    Filed by Lucent Technologies
                           Pursuant to Rule 425 under the Securities Act of 1933
                                        and deemed filed pursuant to Rule 14a-12
                                          of the Securities Exchange Act of 1934

                                              Subject Company: Ortel Corporation
                                                   Commission File No. 000-24914


The following communications contain forward-looking statements based on current expectations, forecasts and assumptions that involve risks and uncertainties that could cause actual outcomes and results to differ materially. These forward-looking statements include, but are not limited to, future product, market and technology development, future benefits of the merger, estimated date to complete the transaction, and the expected impact of the transaction on future earnings. These risks and uncertainties include Ortel shareholder approval, obtaining regulatory approvals and clearances, price and product competition, changes in the capital spending of CATV operators, dependence on new product development, reliance on major customers, customer demand for our products and services, the ability to successfully integrate acquired companies, control of costs and expenses, international growth, general industry and market conditions, growth rates and general domestic and international economic conditions, including interest rate and currency exchange rate fluctuations.

For a further list and description of such risks and uncertainties that could cause actual results to differ materially from such forward-looking statements, see the reports filed by Lucent with the SEC including the discussion in Lucent's Form 10-K for the year ended September 30, 1999 in Item 1 in the section entitled "X. OUTLOOK- A. Forward Looking Statements" and the remainder of the OUTLOOK section, the reports filed by Ortel with the SEC including Ortel's Form 10-K for the year ended April 30, 1999 in the section entitled "Risk Factors" and all other reports filed.

Investors and security holders are advised to read the registration statement and proxy statement/prospectus filed by Lucent with the SEC regarding the business combination transaction referenced in the foregoing information when it becomes available because it will contain important information. Additionally, a detailed list of names, affiliations and interests of participants in the solicitation can be found in the proxy statement/prospectus, when available. Investors and security holders may obtain a free copy of the registration statement and proxy statement/prospectus (when available) and other documents filed by Lucent at the SEC's web site at www.sec.gov. The registration statement and proxy statement/prospectus and such other documents may also be obtained from Lucent by directing such request to Lucent Technologies, Attn: Secretary's Department, 600 Mountain Ave, Murray Hill NJ., 07974.

THE FOLLOWING IS THE PRESS RELEASE DISSEMINATED BY LUCENT ON FEBRUARY 7,2000

Samantha Baxter                                    Brian Bardwell
Lucent Technologies                                Media Relations for Ortel
908 508-8225 (office)                              626 281-3636 (office)
908 230-3867 (cell)                                bbardwel@ortel.com
sambaxter@lucent.com

Jeff Baum                                          Cecilia A. Wilkinson
Lucent Technologies                                Investor Relations for Ortel
908 582-7635 (office)                              Pondel/Wilkinson Group
973 983-7086 (home)                                310 207-9300 (office)
jbaum@lucent.com                                   investor@pondel.com

LUCENT TECHNOLOGIES TO ACQUIRE ORTEL, A LEADER IN OPTOELECTRONIC COMPONENTS FOR BROADBAND CATV NETWORKS

FOR IMMEDIATE RELEASE: MONDAY, FEBRUARY 7, 2000

     MURRAY HILL, N.J. - Lucent Technologies' Microelectronics Group (NYSE: LU) today announced it has agreed to acquire Ortel Corporation (NASDAQ: ORTL) of Alhambra, Calif., a leading developer of optoelectronic components for cable TV
(CATV) networks.

     Ortel's technologies enable CATV systems suppliers to build high-capacity networks to meet the increasing demand for next-generation services to the home, such as Internet telephony and access. Together, Lucent and Ortel will help speed the transition of CATV networks from a one-way broadcast capability, to a two-way, fully interactive communications medium.

     Under the terms of the definitive merger agreement between Lucent and Ortel, each share of Ortel will be converted into 3.135 shares of Lucent. Based on Lucent's closing stock price of $57 on February 4, the acquisition would be valued at approximately $2.95 billion, or $177.125 per Ortel share, on a fully diluted basis.

     Ortel is a market leader for lasers that help increase the bandwidth of existing cable networks. It is currently a supplier to General Instrument, Antec and other major CATV equipment manufacturers.

                                     -more-

     "This acquisition marries our communications optoelectronics leadership with Ortel's expertise in optoelectronics for cable TV and positions us to support the converging needs of these markets," commented John Dickson, executive vice president and CEO of Lucent's Microelectronics and Communications Technologies unit. "We expect the injection of Ortel's wealth of talent and technology to further fuel the momentum of our fast-growing optoelectronics business."

     Ortel also brings strength to Lucent through its 10Gbps transmitter/receiver components for use in optical communications networks and 980nm uncooled pump lasers, which will be used by Lucent in amplifiers for metro fiber-optic networks.

     "In addition to its rich product portfolio, Lucent provides us with access to its leading edge technologies, including its industry-leading automated packaging processes," commented Stephen Rizzone, Ortel's president, chief executive officer and chairman of the board. "The significant increase in output we can achieve by employing such a process can help us more readily meet the increasing demand for our products."

     Lucent expects the acquisition to be completed during the quarter ending June 30, 2000.

     The acquisition, which will be accounted for as a purchase, is expected to result in a one-time charge against earnings for in-process research and development (IP R&D) during the third fiscal quarter. Excluding IP R&D and the amortization of goodwill and other acquired intangible assets, the acquisition is expected to be a penny dilutive to Lucent's earnings in fiscal 2000. Including the amortization of goodwill and other acquired intangible assets, the acquisition is expected to be approximately 8 cents dilutive to earnings in fiscal 2000.

     Ortel will become part of Lucent's optoelectronics component division and Ortel CEO, Stephen Rizzone, will report into Optoelectronics President Dan DiLeo. Ortel's 550 employees will remain at their current locations.

                                     -more-

     Ortel Corporation designs, manufactures and supplies advanced optoelectronics technologies that provide the critical bandwidth and two-way interactivity essential for robust telecommunications and cable television applications. Ortel's fiber optics increase the capacity and performance of fiber-optic networks, enabling them to handle ever-increasing volumes of voice, video and data communications. The company is headquartered in Alhambra, Calif. with international operations in Sweden, Germany, France, Singapore and China.

     Lucent Technologies designs, builds and delivers a wide range of public and private networks, communications systems and software, data networking systems, business telephone systems and microelectronic components. Bell Labs is the research and development arm for the company. The company is headquartered in Murray Hill, N.J., USA. Lucent's Microelectronics Group designs and manufactures integrated circuits and optoelectronic components for the computer and communications industries.

     This news release contains forward-looking statements based on current expectations, forecasts and assumptions that involve risks and uncertainties that could cause actual outcomes and results to differ materially. These forward-looking statements include, but are not limited to, future product, market and technology development, future benefits of the merger, estimated date to complete the transaction, and the expected impact of the transaction on future earnings. These risks and uncertainties include Ortel shareholder approval, obtaining regulatory approvals and clearances, price and product competition, changes in the capital spending of CATV operators, dependence on new product development, reliance on major customers, customer demand for our products and services, the ability to successfully integrate acquired companies, control of costs and expenses, international growth, general industry and market conditions, growth rates and general domestic and international economic conditions, including interest rate and currency exchange rate fluctuations. For a further list and description of such risks and uncertainties, see the reports filed by Lucent with the Securities and Exchange Commission (SEC) and the reports filed by Ortel with the SEC. Lucent and Ortel disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

                                      #####

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THE FOLLOWING IS THE SCRIPT OF A TELEPHONE CONFERENCE WITH ANALYSTS AND OTHERS
HELD ON FEBRUARY 7, 2000.

Analyst Call
February 7, 2000

John Dickson:


     Thank you, John (DeBono).

     And thanks to all of you for joining us.

     You've already heard our news this morning, so I'll just do a brief recap and we'll get right to your questions.

     Today we announced that Lucent's Microelectronics and Communications Technologies group has agreed to acquire Ortel, a leading provider of optoelectronic components for cable TV networks that operates out of Alhambra, California.

     Under the terms of the definitive agreement between the two companies, each share of Ortel will be converted into 3.135 shares of Lucent. Based on Friday's Lucent stock closing price, the acquisition would be valued at about $2.95 billion, or $177.125 per Ortel share.

     We expect to complete the acquisition during the quarter ending June 30. It will be accounted for as a purchase and it's expected to result in a one-time charge against earnings for in-process research and development during the third fiscal quarter.

     Excluding in-process R&D and the amortization of goodwill and other acquired intangible assets, the acquisition is expected to be approximately one penny dilutive to Lucent's earnings in fiscal 2000. Including the amortization of goodwill and other acquired intangible assets, the acquisition is expected to be approximately eight cents dilutive to earnings in fiscal 2000.

     The acquisition we are announcing today is further evidence that Lucent is clearly focused on the high-growth segments of communications networking. We are continuing to build leadership in four critical areas -- systems, software, silicon and services -- which are the key building blocks of next-generation networks.

     Optoelectronics has become one of the hottest segments in the communications networking industry and Lucent is a leader in virtually every key market in the communications optoelectronics space -- from DWDM systems to the components that transmit voice and data traffic in those systems, to the optical fiber that serves as the transmission medium of the industry.

     We also have the most advanced, highly-automated manufacturing and packaging platform for optical components. This enables high-volume, low-cost production to a market that is capacity-constrained.

     Lucent's optoelectronics business, including internal sales, grew 83 percent last year, more than twice the industry average.

     With the acquisition of Ortel, Lucent complements its existing portfolio, and adds strength in the CATV space.

     Ortel's products deliver to CATV systems suppliers the ability to build high-capacity networks to meet the growing demand for next-generation services to the home. Those services include Internet telephony and access.

     Ortel is a market leader for lasers that boost the bandwidth of existing cable networks. It's currently a supplier to major CATV equipment manufacturers, including General Instrument, Antec, and others.

     We are very excited about adding the Ortel team and its technology to our growing optoelectronics business. Together, Lucent and Ortel will help speed the transition of CATV networks from a one-way broadcast capability, to a two-way, fully interactive communications medium.

     So, we're adding new strength and a broader market reach to our optoelectronics capabilities. This acquisition uniquely positions Lucent as a major player in supporting next-generation CATV networks, a market that is being driven by the need for convergence to multiservice platforms.

     We expect the addition of Ortel's wealth of talent to further fuel the momentum of our fast-growing optoelectronics business.

     As well, the addition of Ortel's 10 gigabit transmitter-receiver components for optical communications networks brings additional strength which complements Lucent's existing capabilities.

     Ortel also offers another key technology -- 980 nm uncooled pump lasers, which are used in amplifiers for metro fiber-optic networks.

     Ortel will become part of Lucent's Microelectronics Group. Steven Rizzone, Ortel's CEO, will report to Lucent's Optoelectronics President, Dan DiLeo.

     Now I'll turn it over to Steven Rizzone, who has some additional thoughts on this development.

     Steven?

RIZZONE:

     Thank you, John. And thanks for those kinds words about Ortel and our team. This is an exciting day for all of us.

     We are proud to be joining a team for which we have great respect.

     We've been very successful as a stand-alone company, but as part of Lucent, we'll have the opportunity to rise to a new level.

     Let me just say a few words about Ortel.

     Ortel designs, manufactures and supplies advanced optoelectronics technologies that provide the critical bandwidth and two-way interactivity essential for robust telecommunications and CATV applications.

     Ortel was founded in 1980.

     We have more than 550 employees and we operate in the U.S., Sweden, Germany, France, Singapore and China.

     We're a growth company in a rapidly growing market.

     We have established a strong track record of success with customers such as those John mentioned.

     Ortel and Lucent are a great fit. This is a case where one and one equals three. One of the most exciting aspects of becoming part of Lucent is gaining access to its extensive capabilities and resources, especially Lucent's industry-leading automated manufacturing process. No one matches Lucent's capability in this area, and we're delighted that we will have the opportunity to apply it to our operations and achieve what I believe will be a significant increase in output. This will help us keep up with the increasing demand for our products.

     I am delighted that we will be part of Lucent and I look forward to working with John and Dan DiLeo. The entire Ortel team feels the same way.

     Thank you.

DICKSON:

     Thank you Steven.

     Now we'll be happy to take any questions you may have.

            Back to you John (DeBono).